August 28, 2024

Robert Russell (   Rusty   ) Hutson, Jr.
Chief Executive Officer
Diversified Energy Co PLC
1600 Corporate Drive
Birmingham, AL 35242

        Re: Diversified Energy Co PLC
            Registration Statement on Form F-1
            Filed August 20, 2024
            File No. 333-281669
Dear Robert Russell (   Rusty   ) Hutson, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Hillary Holmes